United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 05, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

05 March 2025

Coca-Cola Europacific Partners plc (CCEP) confirms admission to the FTSE 100 Index

CCEP is one of the world’s leading consumer goods companies, operating principally in the large and growing non-alcoholic ready to drink market spanning 31 countries across Western Europe and Australia, Pacific and Southeast Asia.

CCEP today notes the announcement issued on 5 March 2025 by FTSE Russell, confirming that CCEP will be included as a constituent of the FTSE 100 and FTSE All Share Indices from the close of business on Friday, 21 March 2025.

This follows (i) the announcement by FTSE Russell on 5 February 2025 that it had assigned a UK nationality to CCEP for the purposes of FTSE UK Index Series eligibility; and (ii) the announcement by CCEP on 15 November 2024 confirming approval by the Financial Conduct Authority (“FCA”) of CCEP’s transfer of listing to the Equity Shares (Commercial Companies) category of the Official List of the FCA.

Sol Daurella, Chair, said:

“Admission to the UK’s blue chip index represents a significant milestone for Coca-Cola Europacific Partners. It is also a moment to reflect on our commitment to the British market, where Coca-Cola was first sold 125 years ago, and our confidence in CCEP’s future.”

Damian Gammell, CEO, said:

“Our inclusion in the FTSE 100 and All Share comes after another solid year of delivery in 2024, which demonstrated the strength of our business and is testament to our great people, brands and execution across our 31 markets. We expect this move, alongside our proven track record of delivering shareholder value, to make CCEP accessible to more investors.”

About CCEP

CCEP is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

Enquiries

General Counsel and Company Secretary: Clare Wardle secretariat@ccep.com

Investor Relations: Sarah Willett sarah.willett@ccep.com

Media: mediaenquiries@ccep.com

Forward-Looking Statements

This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP’s view, could cause such actual results to differ materially from forward-looking statements include, but are not limited to, those set forth in the “Risk Factors” section of CCEP’s 2023 Annual Report on Form 20-F filed with the SEC on 15 March 2024 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers’ products into our territories; deterioration of global and local economic and political conditions; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes; legal changes in our status; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

End

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 5, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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